swopblock



Trade crypto without the middle-man.

Don't trust anyone with your crypto ever again. Introducing autonomous crypto trading between peers.



Not your keys.
Not your crypto.
Not your trade.





Central exchange trading apps cannot and do not allow you to keep custody of your crypto keys while trading, meaning you have to give up your assets to them. As a result, billions have gone missing (FTX case and point). Because these exchanges have custody of your crypto key, you're at risk of losing it all.



Beware of the
Liquidity Pools.

Decentralized exchanges try to solve this problem by using Liquidity Pools.

Liquidity Pools distribute tokens only, piling up the actual cash under the custody of the pool owners, making them incredibly vulnerable and tempting targets for attackers.

Unfortunately this means ownership is again distributed by trust only, not by actual custody of crypto keys.



Float up the
Liquidity Stream.

Self-custodial crypto trading
powered by 100% distributed liquidity.

Swopblock is a protocol solution that allows people to keep custody of their crypto keys, even while trading. And distributes liquidity across all users wallets, which means there no tempting pile of cash for hackers to target.

Your keys. Your crypto. Your trade.

Swopblock's Liquidity Stream flows between peers. Now you can bring your own liquidity to your trade. No more middlemen.



Any blockchain can join our Liquidity Stream.

The Swopblock protocol is powered by SWOBL (Swopblock's crypto), which acts as a liquidity adaptor for blockchains such as ETH, BTC, and more – meaning Swopblock's Liquidity Stream is 100% distributed to SWOBL owners.



Introducing the
Liquidity Stream.

Swopblock's exclusive Liquidity Stream technology is a protocol powered by 100% distributed liquidity (SWOBL), utilizing it as a free flowing medium of exchange that provides the market volume equilibrium necessary for autonomous cross-blockchain trading between peers.

The stream's liquidity (SWOBL)

Confirmed orders locking into the Liquidity Stream

Order matching between peers

The Liquidity Stream (market volume equalibrium)

Executed trades



Immediate price locking
of a BTC order

Stream locked SWOBL

Fast.
Trade cryptos live.

SWOBL liquifies cryptos for fast cross-blockchain exchange. SWOBL is the liquidity that powers trading volume equilibrium and immediately price locks crypto assets into the flow of the Liquidity Stream enabling live trading between cryptos (flow is the market volume of SWOBL trading within the Swopblock protocol).



Bring your own liquidity to
your trade, without it leaving
the safety of your wallet.

Secure.
Own your trade.

The SWOBL cash in your wallet is the liquidity needed for trading. In fact 100% of the liquidity used by the Liquidity Stream is distributed in this way, secured across all user's wallets. Using the SWOBL cash already in your wallet means you safely bring your own liquidity to your trade, making you your own middleman.

Universal.
Bring any crypto.

Swopblock's consensus mechanism proof-of-relay combines proof-of-stake and proof-of-work to relay crypto blocks into a Swopblock, a super block that contains all relay blocks. This enables the sequencing of any kind of blockchain block (BTC, ETH, etc.) into a common consensus for live crypto trading.





28.3%

U.S. Market CAGR
2022 – 2030

$7.8 billion

U.S. Market Size
2021

U.S. Crypto Exchange Platform Market
size, by crypto type, 2021 – 2030 (USD Billion)
Source: Grand View Research

$7.8B



● Bitcoin   ● Ethereum   ● Cardano   ● Solano   ● Others

Global Market
The global cryptocurrency exchange platform market size was valued at USD 30.18 billion in 2021 and is expected to grow at a compound annual growth rate (CAGR) of 27.8% from 2022 to 2030.

Top Crypto Exchanges
Source: Coin Market Cap

Name	Volume (24hr)	Avg. Liquidity	No. Markets
Binance	$14.2B	878	1691
Coinbase	$1.8B	760	595
Kraken	$0.7B	759	713



Three streams of revenue.



#1

Freemium Software

The freemium model of software licensing of Swopblock score validation node software will be free to most people but will generate software license revenue for those node operators that want the benefits of premium features.

#2

Transaction Fees & Royalties

Licensed nodes will profit from a transaction fee-net-reward income that is structured like the merchant fee-net-cashback model of the major credit card companies and a Swopblock royalty will be charged against these fees.



#3

✦ SWOBL Crypto Appreciation ✦

SWOBL is the medium of exchange within the Swopblock protocol. As trading demand increases SWOBL's value will follow. Investors, traders, and holders of SWOBL (including Swopblock) will be able to **capitalize on these gains.**


Invest in Swopblock.
Get crypto as a Perk.

The Swopblock protocol is powered by 52.8 million SWOBL (Swopblock's crypto) and we are giving early investors a portion of this SWOBL as a Perk according to your investment size.

INVEST $100

• Get 100 $SWOBL

INVEST $1,000

• Get 1,250 $SWOBL

\+ Plus First 100 investors are entered to WIN a bonus 100,000 $SWOBL
\+ Plus the lower level perks, equaling 1,350 $SWOBL

INVEST $10,000

• Get 15,000 $SWOBL

\+ Plus 1 hour group Q&A meeting with Swopblock Founder & Inventor
\+ Plus the lower level perks, equaling 16,350 $SWOBL

INVEST $100,000

• Get 175,000 $SWOBL

\+ Plus 1 hour 1 on 1 Q&A meeting with Swopblock Founder & Inventor
\+ Plus the lower level perks, equaling 191,350 $SWOBL



WIN
100,000
crypto

First 100 investors are entered to win!

SWOBL ,Swopblock's crypto, powers our exchange protocol.
Invest $1,000 or more to be entered to win.



Own Swopblock's SWOBL. Own the power of trade.



Swopblock
Income Budget

2023–2024 (4.4 mil)

30%
Software Dev

Developer sponsorship
Hardware and Software tools
Network testing
Feature grants
Security audits
Debugging bounties

30%
Marketing

Brand planning/strategy
Website, PR, and social
Content development
Media planning/purchasing

25%
App Design

Research
UX Design
Developement
Beta release

7.5%
Wefunder

Crowdfunding fee

6.25%
Crypto

BIT initial purchase
ETH initial purchase

1.25%
Startup

Patent fees
Legal fees
Operational costs



$4.4 million

2 year expense budget



Swopblock Beta

Swopblock 1.0

800k
600k
400k
200k

2023 budget forecast (1.4 mil)

2024 budget forecast (3 mil)

● App Design ● Software Dev ● Marketing ● Other Exp

2023 budget breakdown (1.4mil)

App Design	$485k
Research	$45k
UX Design	$105k
Developement	$210k
Beta testing & release	$125k

Software Dev	$526k
Developer sponsorship	$220k
Hardware and software tools	$52k
Network testing	$34k
Feature grants	$140k
Debugging bounties	$80k

Marketing	$420k
Brand planning/strategy	$70k
Website, PR, and social	$95k
Content development	$125k
Media planning/purchasing	$140k

Other Exp	$192.5k
Crypto	$70k
Wefunder	$105k
Startup	$17.5k

TRACTION



2022



TEAM

Found key team members such as a Financial Director, and Lead Programers.



SIMULATION

Github simulation hosted for developer download.



PATENT

Filing patent for our Proof or Relay Consensus Mechanism and our Liquidity Stream Execution Mechanism.



WHITE PAPER

White paper detailing our Proof or Relay Consensus Mechanism and our Liquidity Stream Execution Mechanism.



CRYPTO CERTIFICATES

18,851,900 SWOBL certificates have been documented and sent out to investors.

2023



SWOPBLOCK LIVE

A web-based demo app live for investors and developers to check out.



USER INTERFACE

UX and features complete and ready to plug into Swopblock's engine.



BETA LAUNCH

Swopblock APP launch for developers on the Microsoft, Apple, and Google app stores.





JEFF / Inventor & Founder

Jeff is an accomplished Research Engineer who has led the research development of artificial intelligence innovation for the Office of Naval Research providing advances and breakthroughs in the navy's capability to locate and identify mobile targets with visible, infrared, radar, and laser video sensors. Invention has been the backbone of his career. Receiving over 10 patents to date, he continues to invent in new industries bringing that same breakthrough thinking to new complex problems.



AUSTIN / Communications

While at Amazon's global ad agency Austin lead the development of breakthrough ideas that have launched new technologies such as Alexa, Echo, Echo Show, FireTV, and more. Most recently he has reinvented Amazon's creative approach to event marketing, delivering real results that have increased customer brand recall and purchase intent. Throughout his career he has worked with several Fortune 500 companies including Nike and Microsoft.



In 2022 our team has grown 150%.

Swopblock's mission is to give the power of crypto back to the people, extending crypto's original promise of a decentralized currency by offering a decentralized means of exchange.

